Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Nine Months Ended September 30,
	2015	2014
		As Restated
Earnings:
Income from continuing operations before income taxes	$522	$154,016
Add: Fixed charges	105,780	102,384
Less: Undistributed losses from equity method investees	(3,594)	(276)
Total earnings	$109,896	$256,676
Fixed charges:
Interest expense	$36,320	$37,695
Estimate of interest expense within rental expense	69,460	64,689
Total fixed charges	$105,780	$102,384
Ratio of earnings to fixed charges	1.0	2.5